Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES DETAILS FOR ITS ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND FIRST QUARTER 2014 CONFERENCE CALL

MONTREAL, Quebec, Canada, May 6, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that it will release its first quarter 2014 operating and financial results on May 8, 2014 before market open, and will hold a conference call at 2:00 p.m. (EST) to discuss the results.

To participate in the conference call, please dial 1 866 544-4631 (North America toll free) or 416 849-5571 (local and International).

A replay of this conference will be available for 30 days, and can be accessed by dialing 1 866 245-6755 (North America toll free) or 416 915-1035 (local and International), and entering passcode # 231543.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of the Corporation’s shareholders will be held on Thursday, May 8, 2014 at 9:00 a.m. (EST) in the “Summer” Conference Room at the OMNI Mont-Royal Hotel, located at 1050 Sherbrooke Street West, in Montreal, Quebec.

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
Visit our Facebook page